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Exhibit (a)(5)(iii)

FOR IMMEDIATE RELEASE
For More Information, Contact:

Cheryl Slomann QAD Investor Relations 805 566 5139 investor@qad.com	Rob Whetstone PondelWilkinson MS&L 323 866 6060 investor@pondel.com

QAD Announces Preliminary Results of "Modified Dutch Auction" Tender Offer

        Carpinteria, Calif.—April 21, 2003—QAD Inc. (NASDAQ:QADI) today announced the preliminary results of its "Modified Dutch Auction" tender offer, which was completed at 5:00 p.m., Eastern Time, on Monday, April 21, 2003. QAD commenced the tender offer to purchase up to 2.6 million shares of its common stock (subject to its rights under the securities laws to purchase additional shares representing up to 2% of its outstanding common stock) at a price between $4.75 per share and $5.25 per share net to the seller in cash, without interest, on March 21, 2003.

        Based on a preliminary count by the depositary for the tender offer, approximately 3.5 million shares of common stock (including approximately 0.1 million shares subject to guarantees of delivery) were properly tendered and not properly withdrawn. Pursuant to applicable securities laws, QAD will acquire 2.6 million shares and will exercise its right to purchase an additional 0.3 million shares for a total of approximately 2.9 million shares at $5.00 per share. As a result, QAD will purchase, without proration, all of the 2.9 million shares that were properly tendered at or below $5.00 per share. QAD anticipates the maximum aggregate cost, including fees and expenses associated with the tender offer, will be approximately $15 million.

        The determination of the number of shares accepted for payment is subject to final confirmation of the proper delivery of the shares tendered and not properly withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. Payment for the shares accepted for purchase will occur promptly following completion of the verification process. Shares tendered and not purchased by the company because the shares were tendered at a price greater than $5.00 per share will be promptly returned to shareholders. The company is financing the purchase of its securities in the tender offer from available cash.

        After completion of the tender offer, QAD will have approximately 31.6 million shares of common stock outstanding. The closing sales price of QAD common stock on April 21, 2003 was $4.71 per share.

        The dealer manager for the tender offer was SG Cowen Securities Corporation. The information agent was Morrow & Co., Inc.

About QAD

        QAD delivers value through collaborative commerce for manufacturers, empowering enterprises to integrate diverse business processes and increase profitability. By enabling global manufacturers to efficiently manage resources within and beyond the enterprise, QAD solutions can improve customer delivery performance and reduce inventory costs. Manufacturers of automotive, consumer products, electronics, food and beverage, industrial and medical products use QAD applications at approximately 5,200 licensed sites in more than 80 countries and in as many as 26 languages. For more information about QAD, telephone +1 805 684 6614, or visit the QAD Web site at: www.qad.com. To receive any of QAD's press releases via facsimile, contact +1 800 356 0747, or outside the U.S. contact +1 213 253 5647. "QAD" is a registered trademark of QAD Inc. All other products or company names herein may be trademarks of their respective owners.

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Exhibit (a)(5)(iii)
QAD Announces Preliminary Results of "Modified Dutch Auction" Tender Offer